Exhibit 99.1

U POWER LIMITED

U POWER LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of RMB and US$, except for number of shares)

		As of
		December 31,	June 30,	June 30,
	Notes	2024	2025	2025
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		23,435	22,697	3,168
Restricted cash		1,239	300	42
Accounts receivable	5	10,374	18,356	2,562
Inventories	6	9,872	12,980	1,812
Advance to suppliers	7	9,466	9,808	1,369
Other current assets	8	29,032	31,212	4,357
Amount due from related parties	16	21,657	45,065	6,291
Total current assets		105,075	140,418	19,601

Non-current assets:
Property, plant and equipment, net	9	8,656	8,647	1,207
Intangible assets, net	10	132	97	14
Operating lease right-of-use assets, net	15	16,205	12,003	1,676
Long-term investments	11	134,114	134,026	18,709
Refundable deposit for investment	12	39,799	20,621	2,879
Other non-current assets	8	81,733	80,213	11,196
Total non-current assets		280,639	255,607	35,681
Total assets		385,714	396,025	55,282

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank borrowing	13	17,972	17,172	2,397
Current portion of long-term borrowing	13	-	5,800	810
Accounts payable		14,307	17,229	2,405
Accrued expenses and other liabilities	14	13,281	12,222	1,706
Income tax payables	18	5,169	5,496	767
Advances from customers		1,086	1,699	237
Operating lease liabilities – current	15	1,843	981	137
Amount due to related parties	16	3,239	2,520	352
Total current liabilities		56,897	63,119	8,811

Non-current liabilities:
Operating lease liabilities – non-current	15	4,137	2,933	409
Bank borrowings	13	3,700	-	-
Commitments and contingent liabilities	21	-	3,000	419
Total non-current liabilities		7,837	5,933	828
Total liabilities		64,734	69,052	9,639

Shareholders’ equity:
Class A Ordinary Shares, $0.00001 par value, 3,999,411,812 Class A Ordinary Shares authorized 2,700,00 and 3,831,668 Class A Ordinary Shares issued and outstanding as of December 31, 2024 and June 30, 2025		-	-	-
Class B Ordinary Shares, $0.00001 par value, 1,000,588,188 Class B Ordinary Shares authorized 588,188 and 588,188 Class B Ordinary Shares issued and outstanding as of as of December 31, 2024 and June 30, 2025		-	-	-
Additional paid-in capital		512,568	545,963	76,213
Accumulated deficit		(221,098)	(243,098)	(33,935)
Total U POWER LIMITED’s shareholders’ equity		291,470	302,865	42,278
Non-controlling interests		29,510	24,108	3,365
Total equity		320,980	326,973	45,643
Total liabilities and equity		385,714	396,025	55,282

The accompanying notes are an integral part of these consolidated financial statements.

U POWER LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		For the six months ended June 30,
	Notes	2024	2025	2025
		RMB	RMB	US$
Net revenues
Product sales		12,389	13,899	1,940
Sourcing services		75	2,812	393
Battery-swapping services		726	1,018	142
Total net revenues		13,190	17,729	2,475
Cost of revenues		(11,902)	(9,338)	(1,304)
Gross profit		1,288	8,391	1,171

Operating expenses:
Sales and marketing expenses		(1,483)	(1,767)	(247)
General and administrative expenses		(26,157)	(24,571)	(3,430)
Research and development expenses		(575)	(3,416)	(477)
Allowance for expected credit losses		531	3,903	545
Total operating expenses		(27,684)	(25,851)	(3,609)
Operating loss		(26,396)	(17,460)	(2,438)
Interest income		7	16	2
Interest expenses		(877)	(248)	(35)
Other income		1,435	3,917	547
Other expenses		(685)	(13,301)	(1,857)
Loss before income taxes		(26,516)	(27,076)	(3,781)
Income tax expense	18	-	(326)	(46)
Net loss		(26,516)	(27,402)	(3,827)
Less: Net loss attributable to non-controlling interests		(2,991)	(5,402)	(754)
Net loss attributable to the Company’s shareholders and total comprehensive loss		(23,525)	(22,000)	(3,073)

Loss per share attributable to ordinary shareholders of the Company’s shareholders *
Basic and diluted	20	(7.42)	(5.79)	(0.81)

Weighted average shares used in calculating basic and diluted loss per share *
Basic and diluted		3,168,544	3,802,047	3,802,047

Net loss		(26,516)	(27,402)	(3,827)
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments		(446)	-	-
Comprehensive loss		(26,962)	(27,402)	(3,827)

The accompanying notes are an integral part of these consolidated financial statements.

U POWER LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Amounts in thousands of RMB and US$, except for number of shares)

								Total
	Class A		Class B		Additional			U POWER LIMITED	Non-
	Ordinary shares		Ordinary shares		paid-in	Accumulated	Translation	shareholders’	controlling	Total
	Shares *	Amount	shares*	Amount	capital	deficit	reserve	equity	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2023	1,243,140	-	-	-	479,400	(173,176)	446	306,670	37,950	344,620
Consolidated net loss						(47,922)		(47,922)	(8,440)	(56,362)
Issuance of ordinary shares	1,546,860	-	588,188	-	49,276			49,276		49,276
Investment Refund					(16,108)			(16,108)		(16,108)
Other comprehensive income							(446)	(446)		(446)
Balance as of December 31, 2024 in RMB	2,790,000	-	588,188	-	512,568	(221,098)	-	291,470	29,510	320,980
Consolidated net loss						(22,000)		(22,000)	(5,402)	(27,402)
Issuance of ordinary shares	1,041,668				33,395			33,395		33,395
Balance as of June 30, 2025 in RMB	3,831,668		588,188		545,963	(243,098)		302,865	24,108	326,973
Balance as of June 30, 2025 in US$	3,831,668		588,188		76,213	(33,935)		42,278	3,365	45,643

The accompanying notes are an integral part of these consolidated financial statements.

U POWER LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of RMB and US$, except for number of shares)

	For the six months ended June 30,
	2024	2025	2025
	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(26,516)	(27,402)	(3,827)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,640	1,618	226
Amortization of right-of-use assets	2,800	4,203	587
Allowance for expected credit losses	(531)	(3,903)	(545)
Loss from investments	264	-	-
Loss on impairment of inventory	-	(12)	(2)

Changes in operating assets and liabilities:
Accounts receivables	(2,805)	(7,988)	(1,115)
Inventories	(643)	(3,097)	(432)
Advance to suppliers	(38)	3,538	494
Other current assets	3,145	(4,617)	(645)
Amount due from related parties	(264)	(3,408)	(476)
Other non-current assets	(4,342)	-	-
Accounts payables	7,903	2,922	408
Accrued expenses and other payables	(6,144)	1,056	148
Income tax payables	-	326	46
Advance from customers	(1,238)	613	86
Amount due to related parties	(5,140)	(719)	(100)
Operating lease liabilities	(865)	(2,064)	(288)
Commitments and contingent liabilities	-	3,000	419
Net cash used in operating activities	(31,774)	(35,934)	(5,016)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(349)	(94)	(13)
Loans repayments from third parties	13,822	20,163	2,815
Loan payment to related parties		(20,001)	(2,792)
Return of long-term investments	-	-	-
Net cash provided by investing activities	13,473	68	10

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution by controlling shareholders	23,077	-	-
Capital contribution from issuance of ordinary shares	-	33,395	4,662
Proceeds from short-term bank borrowing	-	2,000	279
Repayments of long-term bank borrowing		(700)	(98)
Repayments of loan payable	(500)	(2,114)	(295)
Net cash provided by financing activities	22,577	32,581	4,548

Net (decrease)/ increase in cash and cash equivalents and restricted cash	4,276	(3,285)	(458)
Effects of exchange rate changes		1,608	224
Cash and cash equivalents and restricted cash at beginning of year	36,239	24,674	3,444
Cash and cash equivalents and restricted cash at end of period	40,515	22,997	3,210

Supplemental disclosures of non-cash activities:
Right-of-use assets obtained in exchange for new operating lease liabilities	-	-	-
Cancellation of capital contribution	16,037	-	-

The accompanying notes are an integral part of these consolidated financial statements.

1. ORGANIZATION

(a) Nature of operations

U POWER LIMITED (the “Company”) was incorporated in the Cayman Islands on June 17, 2021, under the Cayman Islands Companies Law as an exempted company with limited liability. Anhui Yousheng New Energy Technology Group Co., Ltd. (“AHYS”, formerly known as “Shanghai Yousheng New Energy Technology Group Co. Ltd.”) was incorporated in the People’s Republic of China (the “PRC” or “China”) on May 16, 2013. AHYS, together with its subsidiaries (collectively, the “Operating Entities”) are principally engaged in the provision of: 1) new energy vehicles development and sales; 2) battery swapping stations manufacturing and sales; 3) battery swapping services; and 4) sourcing services (collectively, the “Principal Business”).

(b) Reorganization

In preparation of its initial public offering (“IPO”) in the United States, the following transactions were undertaken to reorganize the legal structure of the Operating Entities. The Company was incorporated in connection with a group reorganization (the “Reorganization”) of the Operating Entities. On June 30, 2021, and January 5, 2022, the Company incorporated two wholly-owned subsidiaries, Youcang Limited (“Youcang”) and U Robur Limited (“U Robur BVI”) in British Virgin Islands, respectively. On July 19, 2021, Youcang incorporated a wholly-owned subsidiary, Energy U Limited (“Energy U”) in Hong Kong. On January 24, 2022, U Robur BVI incorporated a wholly-owned subsidiary, U Robur Limited (“U Robur HK”). On January 27, 2021, Energy U incorporated a wholly-owned subsidiary, Shandong Yousheng New Energy Technology Development Co, Ltd. (“WFOE”) in the PRC.

On July 8, 2022, the Company, through WFOE, entered into an equity purchase agreement with AHYS and its then shareholders, through which the Company has become the ultimate primary beneficiary of AHYS. As all the entities involved in the process of the Reorganization are under common ownership of AHYS’s shareholders before and after the Reorganization, the Reorganization is accounted for in a manner similar to a pooling of interests with the assets and liabilities of the parties to the Reorganization carried over at their historical amounts. Therefore, the accompanying consolidated financial statements were prepared as if the corporate structure of the Company had been in existence since the beginning of the periods presented. The Company and its subsidiaries hereinafter are collectively referred to as the “Group”.

As of the date of this report, the details of the Company’s principal subsidiaries are as follows:

Entity	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect ownership by the Company	Principal activities
Subsidiaries:
Youcang Limited (“Youcang”)	June 30, 2021	British Virgin Islands	100%	Investment holding
Energy U Limited (“Energy U”)	July 19, 2021	Hong Kong	100%	Investment holding
Shandong Yousheng New Energy Technology Development Co, Ltd. (“WFOE”)(1)	January 27, 2022	PRC	100%	Provision of technical and consultation services
Anhui Yousheng New Energy Co., Ltd (“AHYS”)(1)	May 16, 2013	PRC	100%	Dormant Company
Youpin Automobile Service Group Co. Ltd. (“Youpin”)(1)	July 18, 2013	PRC	54.37%	Provision of new energy vehicles sales, battery swapping stations sales, battery swapping services and sourcing services
Shanghai Youchuangneng Digital Technology Co., Ltd. (“SY Digital Tech) (1)	November 13, 2015	PRC	100%	Provision of new energy vehicles sales, battery swapping stations sales, battery swapping services and sourcing services
Youguan Financial Leasing Co., Ltd. (“Youguan Financial Leasing”)(1)	February 27, 2017	PRC	100%	Dormant Company
Youpin Automobile Service (Shandong) Co., Ltd. (“Youpin SD”)(1)	June 30, 2020	PRC	86.96%	Provision of new energy vehicles sales and sourcing services
Chengdu Youyineng Automobile Service Co., Ltd. (“CD Youyineng”)(1)	October 29, 2020	PRC	100%	Provision of battery swapping stations manufacturing
Shanghai Youteng Automobile Service Co., Ltd. (“SH Youteng”)(1)	November 3, 2020	PRC	70%	Dormant Company
Liaoning Youguan New Energy Technology Co. Ltd. (“LY New Energy”)(1)	November 8, 2019	PRC	100%	Provision of new energy vehicles sales and sourcing services
Shanghai Youxu New Energy Technology Co., Ltd. (“SH Youxu”)(1)	March 22, 2021	PRC	70%	Provision of battery swapping stations sales and battery swapping services and two-wheeled vehicle battery-swapping services
Quanzhou Youyi Power Exchange Network Technology Co., Ltd. (“QZ Youyi”)(1)	June 29, 2021	PRC	100%	Provision of battery swapping services
Youxu New Energy Technology (Zibo) Co., Ltd. (“Youxu Zibo”)(1)	July 29, 2021	PRC	100%	Provision of batter swapping stations manufacturing
Youxu (Xiamen) Power Exchange Network Technology Co., Ltd. (“Youxu XM”)(1)	August 10, 2021	PRC	100%	Provision of battery swapping services
Wuhu Youxu New Energy Technology Co., Ltd. (“WH Youxu”) (1)	November 12, 2021	PRC	100%	Provision of batter swapping stations manufacturing
Henan Youxu New Energy Technology Co., Ltd. (“HN Youxu”) (1)	December 1, 2022	PRC	80%	Dormant Company
Youxu New Energy Technology (Nanyang) Co., Ltd. (“NY Youxu”) (1)	March 14, 2023	PRC	70%	Provision of batter swapping stations manufacturing
U SWAP CO LTD(“U SWAP”)	June 13, 2024	Thailand	85%	Provision of new energy vehicles sales, battery swapping stations sales, battery swapping services and sourcing services
Greendrive Tech Co. Ltd(“Greendrive”)	March 20, 2025	Thailand	70%	Provision of new energy vehicles sales, battery swapping stations sales, battery swapping services and sourcing services

(1)	Collectively, the “PRC subsidiaries”.

(c) Initial Public Offering

In April 2023, the Company, in connection with its IPO in the United States, issued 2,416,667 ordinary shares with net proceeds from the IPO of approximately US$13,002.

(d) Additional shares issued

As of December 2023, the Company, in connection with its additional shares issued in the United States, issued 718,973 (Before the Share Consolidation, the number is 71,897,268) ordinary shares with net proceeds from the additional shares issued of approximately US$9,000.

(e) Consolidation of Ordinary Shares

On March 25, 2024, the Company issued an aggregate of every 100 Ordinary Shares with a par value of US$0.0000001 each in the Company’s issued and unissued share capital be consolidated into one Ordinary Share with a par value of US$0.00001 each, so that immediately following the Share Consolidation, the authorized share capital of the Company shall be changed. As of June, 2025, the Company had 3,802,047 Ordinary Shares issued and outstanding. As a result of the Share Consolidation, upon the Effective Date, there will be approximately 4,419,856.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

(b) Principles of consolidation

The accompanying consolidated financial statements of the Group include the financial statements of the Company and its subsidiaries for which the Company is the ultimate primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors (the “Board”); and to cast a majority of the votes at the meeting of the Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

All significant transactions and balances between the Company and its subsidiaries have been eliminated in consolidation. The non-controlling interests in consolidated subsidiaries are shown separately in the consolidated financial statements.

(c) Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include the incremental borrowing rate used in the recognition of right-of-use assets and lease liabilities, allowance for expected credit loss, the useful lives of property, plant and equipment and intangible assets, contingent liabilities and valuation allowance for deferred tax assets. The Group bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Any future changes to these estimates and assumptions could cause a material change to the Group’s reported amounts of revenues, expenses, assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

(d) Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its overseas subsidiaries that are incorporated in the Cayman Islands and British Virgin Islands is the U.S. Dollar (“US$”). The functional currency of the Company’s subsidiaries that are incorporated in Hong Kong is Hong Kong Dollar (“HK$”). The functional currency of the Company’s subsidiaries that are incorporated in the PRC is RMB.

In the consolidated financial statements, the financial information of the Company and other entities located outside of PRC has been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the periods. Translation adjustments are reported as foreign currency translation adjustments and are shown as a component of other comprehensive loss in the consolidated statements of operations and comprehensive income (loss). There is nil foreign currency translation gain or loss recognized for the six months ended June 30, 2024 and 2025.

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing at the balance sheet date.

(e) Convenience translation

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss, change in equity and related consolidated statements of cash flows from RMB into US$ as of and for the six months ended June 30, 2025 are solely for the convenience of the reader and were calculated at the rate of US$1.00 to RMB7.1636, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2025. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2025 or at any other rate.

(f) Non-controlling interest

For certain subsidiaries, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. Consolidated net loss or income on the consolidated statements of operations includes the net loss or income attributable to non-controlling interests. Non-controlling interests are classified as a separate line item in the equity section of the Group’s consolidated balance sheets and have been separately disclosed in the Group’s consolidated statements of operations to distinguish the interests from that of the Company.

(g) Cash and cash equivalents

Cash and cash equivalents represent cash on hand, time deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

(h) Restricted cash

Restricted cash represents the cash that is not freely available to be spent nor re-invested to sustain future growth, which is legally or contractually restricted, or only to be used for a specified purpose. The restrictions can be permanent or temporary. Failure to use the asset according to agreed limitations will generate contractual or legal consequences.

(i) Allowance for expected credit loss

 Accounts receivable, advance to suppliers and other current assets are recognized at original invoiced amount. The Group measures all expected credit losses at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The Group reviews the accounts receivable, advance to suppliers and other current assets periodically, and recognizes the expected credit losses based on many factors, including the customer’s payment history, its current credit-worthiness and current economic trends.

Based on the result of the Group’s estimation of collectability, the Group recognized a reversal of RMB531 of expected credit losses for the six months ended June 30, 2024 and recognized a reversal of RMB3,903(US$545) of expected credit losses for the six months ended June 30, 2025.

(j) Inventories

Inventories, consisting of raw materials and products available for sale, are stated at the lower of cost or net realizable value. Cost of inventory are determined using the first-in-first-out method. The Group records inventory reserves for obsolete and slow-moving inventory. Inventory reserves are based on inventory obsolescence trends, historical experience and application of the specific identification method. There was no inventory impairment recognized for the six months ended June 30, 2024 and 2025, respectively.

(k) Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over their estimated useful lives on a straight-line basis. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the related assets. Within the property, plant and equipment, the value for construction in process is included within the manufacturing equipment.

Category	Estimated useful life
Leasehold improvements	1-3 years
Manufacturing equipment	3 – 10 years
Computer and electronic equipment	3 – 5 years
Office equipment	2 – 4 years
Motor vehicles	3 – 4 years

(l) Intangible assets, net

Intangible assets are carried at cost less accumulated amortization and impairment, if any. Intangible assets are amortized using the straight-line method over the estimated useful lives from 3 to 5 years. The estimated useful lives of amortized intangible assets are reassessed if circumstances occur that indicate the original estimated useful lives have changed.

(m) Impairment of long-lived assets

The Group evaluates its long-lived assets, including property, plant and equipment, software and right-of-use assets with finite lives for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amounts of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Group recognizes an impairment loss based on the excess of the carrying amounts of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. There was no impairment of long-lived assets recognized for the six months ended June 30, 2024 and 2025, respectively.

(n) Long-term investments

The Group’s long-term investments mainly include equity investments in entities. Investments in entities in which the Group can exercise significant influence and holds an investment in voting common stock or in-substance common stock (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323, Investments - Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Group initially records its investments at fair value. The Group subsequently adjusts the carrying amount of the investments to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary. There was no impairment of long-term investments recognized for the six months ended June 30, 2024 and 2025, respectively.

(o) Fair value of financial instruments

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Group considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, accounts receivable, amounts due from related parties, deposits and other receivables, accounts payable, amounts due to related parties, other payables, short-term bank and other borrowings and loan payables. As of June 30, 2025, the carrying values of these financial instruments are approximated to their fair values.

(p) Revenue recognition

Under ASC 606, Revenue from Contracts with Customers, the Group recognizes revenue when a customer obtains control of promised goods or services and recognizes in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

The Group recognized revenue according to the following five-step revenue recognition criteria based on ASC 606: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price; and (5) recognize revenue when or as the entity satisfies a performance obligation.

The Group recognized revenue when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance:

(i)	provides all of the benefits received and consumed simultaneously by the customer;

(ii)	creates and enhances an asset that the customer controls as the Group performs; or

(iii)	does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date. If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates revenue to each performance obligation based on its relative standalone selling price. The Group generally determines standalone selling prices based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of observable information. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may impact the revenue recognition.

When either party to a contract has performed, the Group presents the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A contract asset is the Group’s right to consideration in exchange for goods and services that the Group has transferred to a customer. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made, or a receivable is recorded (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

The following table sets forth a breakdown of our revenues, in absolute amounts and percentages of total revenues for the six months ended June 30, 2024 and 2025,

	For the Six Months Ended June 30,
	2024		2025
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
	（Unaudited）
Sourcing services	75	0.6	2,812	393	15.9
Product sales	12,389	93.9	13,899	1,940	78.4
Battery-swapping services	726	5.5	1,018	142	5.7
Total revenues	13,190	100.0	17,729	2,475	100.0

Sourcing services

The Group generates revenue from the vehicle sourcing business and battery sourcing business.

Regarding to battery sourcing business, the Group acts as a principal as of being able to fully control relevant risks and benefits during the whole business, indicated by that can decide the selling price, has a right to recall the product and cease the transaction, and bear relevant risk of damage and loss prior to the delivery of battery to the customer. The sales of battery sourcing revenues are recognized on a gross basis at a point in time when the control of the battery pack is transferred to the customer.

For vehicle sourcing business, the Group charges service fees from its customers for their purchase of vehicles, where the Group is generally acting as an agent and its performance obligation is to purchase the specified vehicles for its customers. The Group charges the customers a commission that is calculated based on the purchase price of each purchase order. Vehicle sourcing service revenues are recognized on a net basis at the point in time when the service of purchase of the specified vehicles for the Group’s customers is completed, i.e., the specified vehicle for the Group’s customers is delivered. Payments are typically received in advance and are accounted for as contract liabilities until delivery, at which point the receipt in advance from customers is offset with the prepayment to the supplier and the difference representing the commission is recognized as revenue.

Product sales

The Group generates revenues from sales of battery swapping stations. The Group identifies the users who purchase battery swapping stations as its customers. The revenue for battery swapping station sales is recognized at a point in time when the control of the product is transferred to the customer.

Battery swapping services

The Group also generates revenues from providing battery swapping services to vehicle drivers and the station control system upgrading services to the battery-swapping station owners. The Group identifies the vehicle drivers who need the services of battery swapping and the owners of battery swapping station that the Group has sold to who have demand for the station control system upgrading services as its customers.

The Group charges the battery swapping service fees from its customers based on vehicle miles traveled. However, as usually, the swapped battery will be immediately used after the payment by customers for driving and the power consumption of vehicles will be fast, the Group ignores the time interval between the timing of payment in advance by customers and the usage life of the swapped battery. The revenue generated from battery swapping services to vehicle drivers is recognized at a point in time when the Group received the payment from vehicle drivers.

The revenue generated from the station control system upgrading service is recognized over time based on a straight-line method.

Two-wheeled vehicle battery-swapping services

By providing battery swap cabinets, two-wheeled vehicle drivers can perform self-service battery swaps. We charge the drivers a certain amount as revenue from the rent of battery.

The Group charges the battery-swapping services fee for battery providing to its customers based on the service time. The Two-wheeled vehicle Battery-swapping Services recognized revenue by over time.

(q) Cost of revenues

Cost of sales of battery-swapping stations primarily includes semi-finished goods purchased from suppliers, labor costs and manufacturing including depreciation of assets associated with production.

(r) Sales and marketing expenses

Sales and marketing expenses consist primarily of (i) compensation to selling personnel, including the salaries, performance-based bonus, and other benefits; (ii) travel cost related to the sales and marketing function; (iii) advertising, marketing and brand promotion expenses; and (iv) other expenses in relation to the selling and marketing activities. Advertising expenses consist primarily of costs for the promotion of corporate image and product marketing.

(s) Research and development expenses

Research and development expenses consist primarily of personnel-related costs directly associated with research and development organization. The Group’s research and development expenses are related to enhancing and developing UOTTA technology for its existing products and new product development. The Group expenses research and development costs as incurred.

(t) General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for employees involved in general corporate functions, and those not specifically dedicated to research and development activities, such as depreciation and amortization of fixed assets which are not used in research and development activities, legal and other professional services fees, rental and other general corporate related expenses.

(u) Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made.

(v) Government grants

The Group’s PRC-based subsidiaries received government subsidies from certain local governments. The Group’s government subsidies consisted of specific subsidies and other subsidies. Specific subsidies are subsidies that the local government has provided for a specific purpose, such as product development and renewal of production facilities. Other subsidies are the subsidies that the local government has not specified its purpose for and are not tied to future trends or performance of the Group. Receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances. The Group recorded specific purpose subsidies as advances payable when received. For specific subsidies, upon government acceptance of the related project development or asset acquisition, the specific purpose subsidies are recognized to reduce related R&D expenses or the cost of asset acquisition. Other subsidies are recognized as other operating income upon receipt as further performance by the Group is not required.

(w) Taxation

Income Taxes

Current income taxes are provided on the basis of income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the assets and liabilities method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statement of income and comprehensive income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more-likely-than-not that some portion of, or all of the deferred tax assets will not be realized.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Group considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Group considers possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

Value added tax

Revenue represents the invoiced value of goods and services, net of value added tax (“VAT”). The VAT is based on gross sales price with VAT rates of 6% and 13%, depending on the type of products sold or service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

Uncertain tax positions

The Group applies the provisions of ASC topic 740 (“ASC 740”), Accounting for Income Taxes, to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold a tax position is required to meet before being recognized in the financial statements. The benefit of a tax position is recognized if a tax return position or future tax position is “more likely than not” to be sustained under examination based solely on the technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold is measured, using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The estimated liability for unrecognized tax benefits is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and or developments with respect to tax audits, and the expiration of the statute of limitations. Additionally, in future periods, changes in facts and circumstances, and new information may require the Group to adjust the recognition and measurement of estimates with regards to changes in individual tax position. Changes in recognition and measurement of estimates are recognized in the period in which the change occurs.

The Group’s operating subsidiaries in the PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100 (US$15). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interests incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

(x) Comprehensive loss

The Group has adopted FASB Accounting Standard Codification Topic 220 (“ASC 220”) “Comprehensive income”, which establishes standards for reporting and the presentation of comprehensive income (loss), its components and accumulated balances.

There was RMB446 and nil other comprehensive loss for the six months ended June 30, 2024 and 2025, respectively.

(y) Leases

The Group accounts for lease under ASC Topic 842, Leases. The Group determines if an arrangement is or contains a lease at inception. Right-of-use assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. The Group considers only payments that are fixed and determinable at the time of lease commencement.

At the commencement date, the lease liability is recognized at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets for the six months ended June 30, 2024 and 2025, respectively.

Operating lease assets are included within “right-of-use assets - operating lease”, and the corresponding operating lease liabilities are included within “operating lease liabilities” on the consolidated balance sheets as of December 31, 2024 and June 30, 2025, respectively.

(z) Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the consolidated financial statements. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

The Group recognized RMB 3,000 (US$ 419) and nil of commitments and contingencies for the six months ended June 30, 2024 and 2025, respectively.

(aa) Segment reporting

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as the Group’s Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. As a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

(ab) Recent accounting pronouncements

 In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses”, which will require the measurement of all allowance for expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard, which defers the effective date of ASU No. 2016-13 for smaller reporting companies to fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The impact of the adoption on the consolidated balance sheets, statements of operations, and statements of cash flows was immaterial.

(ac) Recent accounting pronouncements

In June 2022, the FASB issued ASU 2023-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. The amendments in this update are effective for the Group beginning January 1, 2024 on a prospective basis. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Group does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. A public entity shall disclose for each reportable segment the significant expense categories and amounts that are regularly provided to the CODM and included in reported segment profit or loss. ASU 2023-07 also requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Entities are permitted to disclose more than one measure of a segment’s profit or loss if such measures are used by the CODM to allocate resources and assess performance, as long as at least one of those measures is determined in a way that is most consistent with the measurement principles used to measure the corresponding amounts in the consolidated financial statements. ASU 2023-07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable. This update will be effective for the Group’s fiscal years beginning after December 15, 2024, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group is currently in the process of evaluating the disclosure impact of adopting ASU 2023-07.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires specific disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. This ASU will result in the required additional disclosures being included in the consolidated financial statements, once adopted. The Company is in the process of evaluating the impact of the new guidance and does not expect it to have a significant impact on its consolidated financial statements.

3. LIQUIDITY

For the six months ended June 30, 2025, the Group reported a net loss of RMB 27,402 (US$3,827), negative operating cash flows of RMB35,934 (US$5,016), net current assets of RMB77,299 (US$10,790), accumulated deficit of RMB243,098(US$33,935). These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

In assessing its liquidity, management monitors and analyzes the Group’s cash and cash equivalents, its ability to generate sufficient revenue sources and ability to obtain additional financial support in the future, and its operating and capital expenditure commitments.

The Group’s primary source of liquidity historically has been cash generated from its business operations, bank loans, equity contributions from its shareholders and borrowings, which have historically been sufficient to meet its working capital and capital expenditure requirements.

As of the year ended December 31, 2024 and the six months ended June 30, 2025, the Group’s cash and cash equivalents and restricted cash were RMB24,674 and RMB22,997 (US$3,210), respectively, and the Group’s restricted cash were RMB1,239 and RMB 300 (US$42), respectively. The Group’s cash and cash equivalents primarily consist of cash on hand and highly liquid investments placed with banks, which are unrestricted to withdrawal and use and which have original maturities of three months or less.

The Group believes that the substantial doubt of its ability to continue as going concern is alleviated based on the proceeds received from investors and anticipated increase in cash generated from operations. Meanwhile, on an on-going basis, the Group also has received the financial support commitments from the Company’s key management to enable the Group to meet its other liabilities and commitments. The Group received an additional capital injection of RMB 33,397 (US$4,662). The Group believes its existing cash and cash equivalents, anticipated cash raised from financings, and anticipated cash flow from operations, will be sufficient to meet its anticipated cash needs for the next 12 months from the date of this report. The exact amount of proceeds the Group will use for its operations and expansion plans will depend on the amount of cash generated from its operations and any strategic decisions the Group may make that could alter its expansion plans and the amount of cash necessary to fund these plans.

The management believes that the Group will continue as a going concern in the following 12 months from the date the Group’s half of 2025 consolidated financial statements are issued. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

4. CONCENTRATION OF RISKS

(a) Political, social and economic risks

The Group’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

(b) Interest rate risk

The Group is exposed to interest rate risk on its interest-bearing assets and liabilities. As part of its asset and liability risk management, the Group reviews and takes appropriate steps to manage its interest rate exposure on its interest-bearing assets and liabilities. The Group has not been exposed to material risks due to changes in market interest rates, and has not used any derivative financial instruments to manage the interest risk exposure during the years presented.

(c) Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash. As of the year ended December 31, 2024 and the six months ended June 30, 2025, approximately RMB24,674 and RMB22,997 (US$3,210) of cash and cash equivalents and restricted cash were deposited with financial institutions located in the PRC, respectively, where there is a RMB500 deposit insurance limit for a legal entity’s aggregated balance at each bank. While the Group believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

The Group is also exposed to risk from its accounts receivable and other receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

(d) Currency convertibility risk

Substantially the Group’s operating activities are settled in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with supporting documents.

5. ACCOUNTS RECEIVABLE

Accounts receivable and the allowance for expected credit losses consisted of the following:

	As of December 31, 2024	As of June 30, 2025
	RMB	RMB	US$
		(Unaudited）
Accounts receivable	11,975	19,963	2,786
Less: allowance for expected credit losses	(1,601)	(1,607)	(224)
	10,374	18,356	2,562

As of the year ended December 31, 2024 and the six months ended June 30, 2025, all accounts receivable were due from third-party customers. There were nil and RMB6(US$1) of allowance for expected credit losses recognized for the six months ended June 30, 2024 and 2025, respectively.

The movement of allowance of expected credit loss was as follows:

	December 31, 2024	As of June 30, 2025
	RMB	RMB	US$
		(Unaudited)
At the beginning of the year	(37)	(1,601)	(223)
Additions	(1,564)	(6)	(1)
At the end of the period	(1,601)	(1,607)	(224)

6. INVENTORY

	As of December 31, 2024	As of June 30, 2025
	RMB	RMB	US$
		(Unaudited）
Raw materials	3,358	5,166	720
Low value consumables	34	34	5
Finished goods	6,492	7,780	1,087
Less: inventory impairment	(12)	-	-
	9,872	12,980	1,812

There was nil and nil impairment of inventory recognized for the six months ended June 30, 2024 and 2025.

7. ADVANCE TO SUPPLIERS

Advance to suppliers consisted of the following:

	As of December 31, 2024	As of June 30, 2025
	RMB	RMB	US$
		(Unaudited）
Advance to suppliers	17,789	14,251	1,990
Less: allowance for expected credit losses	(8,323)	(4,443)	(621)
	9,466	9,808	1,369

As of the year ended December 31, 2024, the balance of advance to suppliers mainly represented the prepayments in relation to the development and purchase of battery swapping stations as well as developing UOTTA-powered EVs. As of the six months ended June 30, 2025, the balance of advance to suppliers mainly represented the prepayments in relation to the development of vehicle sourcing, general and administrative expenses, and purchase of battery swapping stations. An analysis of the expected credit losses was as follows:

	As of December 31, 2024	As of June 30, 2025
	RMB	RMB	US$
		(Unaudited）
Balance at beginning of the period	(8,472)	(8,323)	(1,163)
Additional reversal for expected credit losses	149	3,880	542
Balance at the end of the period	(8,323)	(4,443)	(621)

8. OTHER CURRENT ASSETS AND NON-CURRENT ASSETS

Other current assets consisted of the following:

	As of December 31, 2024	As of June 30, 2025
	RMB	RMB	US$
		(Unaudited）
Value-added tax recoverable	8,061	8,816	1,231
Loans to third parties (i)	21,305	20,320	2,837
Deposits	4,590	3,111	435
Staff advances	708	3,572	498
Others	705	1,700	237
Less: Allowance for expected credit losses	(6,337)	(6,307)	(881)
	29,032	31,212	4,357

(i)

In January 2023, LY New Energy, Youpin, Youxu Zibo and HN Youxu, respectively, entered into an one-year loan agreement signed annually with Shanghai Huazhen Construction Engineering Co., Ltd (“SH Huazhen”), pursuant to which LY New Energy, Youpin, Youxu Zibo and HN Youxu were entitled to borrow a total loan amount of RMB12,560 (US$1,769) with free interest rate for working capital needs of SH Huazhen. As of June 30, 2025, the balance of loans to SH Huazhen is RMB11,452 (US$1,599). SH Huazhen has provided assurances regarding the repayment schedule of the relevant borrowings, committing to fully settle all outstanding liabilities within one year. As of June 30, 2025, Huazhen has repaid RMB 1,322 (US$185).

In December 2023, Youguan Financial Leasing entered into a one-year loan agreement with Cao Yue, Gong Hua and He Guangquan for revolving loan quota, each quota of RMB2.4 million, pursuant to which Youguan Financial Leasing were entitled to borrow a total loan amount of RMB3,000 with free interest rate. As of this period, the loan balance is RMB628 (US$88).

An analysis of the doubtful accounts was as follows:

	As of December 31, 2024	As of June 30, 2025
	RMB	RMB	US$
		(Unaudited）
Balance at beginning of the period	(2,488)	(6,337)	(886)
Additional (allowance)/reversal for doubtful accounts	(3,849)	30	5
Balance at the end of the period	(6,337)	(6,307)	(881)

Other non-current assets consisted of the following:

	As of December 31, 2024	As of June 30, 2025
	RMB	RMB	US$
		(Unaudited)
Loans to third parties (ii)	81,552	80,059	11,176
Long-term deferred expenses(iii)	181	154	20
	81,733	80,213	11,196

(ii)	On March 31, 2023, the Company entered into a five-year loan agreement with Worthy Credit Limited (“Worthy Credit”), pursuant to which the Company provides a loan of $5,000 to Worthy Credit bearing an interest rate of 2% per annual. Worthy Credit shall provide loan services to the Company’s customers who purchase the Company’s products sold in HK. As a result, the Company shall expect to promote its sourcing services, product sales as well as battery-swapping services in HK area. Consequently, the loan is not yet to be granted to any customers due to the fact that the Company’s vehicle product is still at certification stage and there is no contract entered into yet with any dealers or purchasers of battery swapping stations. However, the Group’s first batch of battery swap station equipment has been successfully delivered to Hong Kong, with substantive cooperation established with local enterprises regarding equipment installation and operational management. Consequently, the Group anticipates that the project’s progress will align with initial expectations, and the collaborative business with Worthy Credit is expected to proceed.

In April 2023, the Group entered into a cooperation agreement with Richness Fortune Credit (HK) Company Limited (“Richness”), whereby the Group agreed to provide a $6,000 loan to facilitate Richness’ identification of potential investment targets. However, due to persistent weakness in the primary investment market, the investment opportunities presented by Richness failed to meet management’s expectations, resulting in the funds remaining unutilized. Subsequently, in 2024, the Group and Richness executed an amendment agreement that: Extends the cooperation term through December 2028; Implements an annual interest charge of $600,000, commencing in 2025.

(iii)	On September 11, 2024, Youxu Zibo entered into a design service contract with Shanghai Kunying Technology Co., Ltd. for battery swap station projects. Under the agreement, design service costs are recognized in accordance with the construction progress of the respective battery swap stations. Costs related to uncompleted stations that have not passed final inspection are capitalized as long-term deferred expenses. As of June 30, 2025, the Company had RMB 154 in unamortized design fees capitalized under long-term deferred expenses.

9. PROPERTY, PLANT AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31, 2024	As of June 30, 2025
	RMB	RMB	US$
		(Unaudited)
Leasehold improvements	534	534	75
Computer and network equipment	2,457	2,468	344
Manufacturing equipment	12,460	13,788	1,925
Office equipment	288	288	40
Motor vehicles	4,367	4,509	629
Construction in process	-	94	13
	20,106	21,680	3,026
Less: loss of impairment	(1,896)	(1,896)	(265)
Less: Accumulated depreciation	(9,554)	(11,137)	(1,554)
	8,656	8,647	1,207

For the six months ended June 30, 2024 and 2025, the Group recorded depreciation expenses of RMB2,606 and RMB1,583 (US$221), respectively.

The loss of the impairment was due to the permanent withdrawn of a production line made in 2023.

10. INTANGIBLE ASSETS, NET

The following table presents the Group’s intangible assets as of the respective balance sheet dates:

	Purchased software	Internal - use software	Total	Total
	RMB	RMB	RMB	US$
Net balance as of December 31, 2024	132	-	132	19
Additions	-	-	-	-
Amortization expense	(35)	-	(35)	(5)
Net balance as of June 30, 2025	97	-	97	14

The intangible assets are amortized using the straight-line method, which is the Group’s best estimate of how these assets will be economically consumed over their respective estimated useful lives of one to ten years.

Amortization expenses for intangible assets were RMB34 and RMB35 (US$5) for the six months ended June 30, 2024 and 2025, respectively. No impairment charge was recorded for the six months ended June 30, 2024 and 2025, respectively.

The annual estimated amortization expenses for the intangible assets for each of the next five years are as follows:

	RMB	US$
2025 (July – December)	36	5
2026	61	9
	97	14

11. LONG-TERM INVESTMENTS

The Group’s long-term investments consisted of the following:

	As of December 31, 2024	As of June 30, 2025
	RMB	RMB	US$
		(Unaudited)
Equity investments:
Zibo Hengxin Investment Partnership (Limited Partnership) (the “Fund”) (i)	120,006	120,006	16,753
Huzhou Zheyou New Energy Sales Co., Ltd. (“Huzhou Zheyou”) (ii)	3,121	3,004	418
MATSON (HONG KONG)(iii)	20,773	20,767	2,899
UNEX EV B.V(iv)	717	752	105
Less: impairment on equity investments	(10,503)	(10,503)	(1,466)
	134,114	134,026	18,709

(i)	In December 2020, the Group entered into a partnership agreement with Zibo Hengxin Investment Partnership (Limited Partnership) and its participating shareholder, Guanmiao (Beijing) Investment Management Co., Ltd. (“Guanmiao”), whereby the Group agreed to purchased limited partnership interest in Zibo Hengxin Investment Fund Partnership (Limited Partnership) (the “Fund”) in the amount of RMB120,000, which entitles the Group an aggregate interest of approximately 99% in the Fund. In December 2021, the Fund decreased the total partnership capital to RMB111,200 and returned to the Group by RMB10,000 and the aggregate interest of the Group was subsequently diluted to 98.9%. In October 2023, the Group entered RMB10,000 into Zibohengxin Investment Partnership, and the Group accounted aggregate interest of approximately 99% in the Fund. There was no unfunded commitment to the Fund as of December 31, 2024. In 2024, the Group made an impairment provision of about RMB10.5 million (US$1.4 million) for this long-term equity investment.

The Fund’s investment strategy is primarily to invest in emerging companies of new energy automobile industry. The Fund is scheduled to be in existence until 2025, unless terminated sooner or extended in accordance with the amended and restated limited partnership agreement.

(ii)	In April 2022, the Group entered into an agreement to invest in Huzhou Zheyou New Energy Sales Co., Ltd. (“Huzhou Zheyou”), with capital injected of RMB1,750 in June 2022 and RMB1,750 in November 2023, respectively. The Group held an equity interest of 35% as of December 31, 2024. For the period of June 30,2025, the Group recorded an investment loss of RMB118 from the operating result of Huzhou Zheyou. The investment losses have been disclosed in share of loss in equity method investee of consolidated statement of cash flow.

(iii)	On February 6, 2024, the Company and Zeng Lingzhi, the sole legal and beneficial owner of Matson, a private company with limited liability incorporated under the laws of Hong Kong engaged in the business of technology development, entered into a Share Exchange Agreement (the “Agreement”). Pursuant to the Agreement, the Company intends to acquire from Matson 3,560 ordinary shares (the “Matson Shares”), which will be issued and allotted by Matson to the Company and represent 26.25% of Matson’s total equity shares (the “Acquisition”). In exchange for the Matson Shares, the Company agreed to issue and allot 30,000,000 ordinary shares of the Company.

(iv)	The Group entered into an agreement to invest in UNEX EV B.V, and injected capital of RMB736 in July 2024. The Group held an equity interest of 9% of UNEX EV B.V. For the period ended June 30,2025, the Group recorded an investment loss of RMB48 from the operating result of UNEX EV B.V.

12. REFUNDABLE DEPOSIT FOR INVESTMENT

The balance represented loans to Shanghai Lingneng Electricity Selling Co., Ltd. (“SH Lingneng”) for its operations pursuant to loan agreements entered into in 2019, bearing an interest rate of 3% per annum. Subsequently in August 2023, the Company entered into a term sheet, the result of which would be the investment into SH Lingneng’s interest equity (“Transaction”). Final terms and arrangements of this potential Transaction would be determined on Share Purchase Agreement (“SPA”), Shareholders’ Agreement (“SHA”), Memorandum of Association (“MA”) and other documents associated with the Transaction. As of December 31,2022, the balance of the refundable deposit for investment is RMB80,183, the Company has recovered RMB7,409 of the refundable investment funds in 2023, and the balance of the refundable deposit for investment is RMB72,774 (US$10,250) as of December 31,2023. On February 28, 2024, the Company entered into an investment termination agreement, pursuant to which Shanghai Lingneng shall pay no less than one third of the total amount per annum in the following three years. As of June 30, 2025, the Company has received a refund of RMB19,178 (US$2,677).

13. BANK BORROWINGS

Bank borrowings were as follows as of the respective balance sheet dates:

	As of December 31, 2024	As of June 30, 2025
	RMB	RMB	US$
		(Unaudited)
Short-term bank borrowing(i)	15,172	17,172	2,397
Long-term bank borrowing, current portion	2,800	5,800	810
Long-term bank borrowing, non-current portion(ii)	3,700	-	-
	21,672	22,972	3,207

(i)	As of June,30,2025, Youxu Zibo entered into new one-year short-term bank loans of RMB200 on February 21, 2025, carrying an annual interest rate of 3.45%.

(ii)	As of June,30,2025, Youxu Zibo repaid RMB700 of its bank borrowings from Qishang Bank.

14. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	As of December 31, 2024	As of June 30, 2025
	RMB	RMB	US$
		(Unaudited)
Payroll and welfare payables	4,856	6732	940
Loans from third parties	4,787	2,780	388
Payable to Anhui Juhu (ii)	200	200	28
Payable to Yidong (iii)	-	893	125
Interest payables	-	8	1
Customer deposit	363	408	57
Accrued expenses	334	713	100
Deferred consideration in relation to investment (i)	2,300	-	-
Others	441	488	67
	13,281	12,222	1,706

(i)	In June 2021, AHYS and Youpin entered into an equity transfer agreement (“the Agreement”) with Ningbo Tuowei Equity Investment Partnership (Limited Partnership) (“Ningbo Tuowei”), the shareholder who owned 0.5533% share equity of Youpin. Pursuant to which Ningbo Tuowei is entitled to transfer its all 0.5533% share equity of Youpin for a total consideration of RMB6,000 to AHYS. As of December 31, 2024, the outstanding balance of this deferred consideration in relation to investment is RMB2,300 (US$315).

(ii)	In February 2023, Youpin was sued by Anhui Juhu Doors & Windows Technology Co., Ltd. for alleged unpaid rent amounting to RMB3,245 (approximately $457). As defendant, Youpin reached a settlement agreement on July 29, 2024, which established the final payable amount at RMB2,000. As of 30 June 2025, the Group had RMB 200 of litigation payments remaining to be paid. Consequently, the Company has reclassified this obligation from commitments and contingencies to accrued expenses and other liabilities in the consolidated financial statements.

(iii)	Xiamen Youxu and Youpin Shandong are the defendants in this case, with Yidong New Energy Technology Co., Ltd. as the plaintiff. The parties entered into a battery lease agreement in July 2022, under which the defendants agreed to lease new energy vehicles provided by the plaintiff. During the performance of the contract, the defendants discovered quality issues with the vehicle batteries supplied by the plaintiff. After multiple rounds of failed negotiations to resolve the issues, the defendants terminated the cooperation. The plaintiff subsequently filed a lawsuit, citing the defendants’ failure to pay rent on time. The case was first heard in court on September 11, 2025, the two parties reached a settlement in court. According to the settlement agreement issued by the court, the defendant is required to pay the outstanding compensation of RMB 892 to the plaintiff within the specified period. Upon receiving the mediation agreement, the company has recorded the relevant amount in other expenses and other payables.

15. LEASES

The Company leases buildings, office facilities, land use rights and batteries in PRC. The Company does not have any finance leases for the year ended December 31, 2024, and for the six months ended June 30, 2025, respectively. Operating leases result in the recognition of right-of-use (“ROU”) assets and lease liabilities on the balance sheet. ROU assets represent the Company’s right to use the leased asset for the lease term, and lease liabilities represent the obligation to make lease payments. The operating lease expenses were charged to cost of sales, research and development expenses and general and administrative expenses.

A summary of supplemental information related to operating leases as of the year ended December 31, 2024 and the six months ended June 30, 2025 was as follows:

	As of December 31, 2024	As of June 30, 2025
	RMB	RMB	US$
		(Unaudited)
Operating lease right-of-use assets, net	16,205	12,003	1,676
Operating lease liabilities, current	1,843	981	137
Operating lease liabilities, non-current	4,137	2,933	409
Weighted average remaining lease terms	3.22 years	2.72 years	2.72 years
Weighted average discount rate	4.64%	3.95%	3.95%

Future lease payments under operating leases as of June 30, 2025 were as follows:

As of June 30, 2025
RMB
(Unaudited)
FY2025	1,137
FY2026	2,028
FY2027	1,246
FY2028	779
FY2029	465
FY2030	319
FY2031	-
Total future lease payment	5,974
less: imputed interest	(2,060)
Represent value of future lease payments(i)	3,914

(i)	Present value of future operating lease payments consisted of current portion of operating lease liabilities and non-current portion of operating lease liabilities, amounting to RMB981 (US$137) and RMB2,933 (US$409) as of June 30, 2025.

16. RELATED PARTY TRANSACTIONS

Major related parties that transacted with the Group and their respective relationship to the Group are listed as below:

Names of the related parties	Relationship with the Group
Hangzhou Youyue Travel Technology Co., Ltd. (“Hangzhou Youyue”)	An affiliate of Bingyi Zhao
Shanghai Youzhang Commerical Information Consulting Partnership (Limited Partnership) (“Shanghai Youzhang”)	An affiliate of Jia Li
Ningbo Youheng Automobile Service Co., Ltd. (“Ningbo Youheng Automobile”	An affiliate of Jia Li
Zhejiang Youxiaodian Automobile Service Co., Ltd. (“Zhejiang Youxiaodian”)	An affiliate of Jia Li
Qingshan Wei	Controlling shareholder of U Power Limited
Youjia Technology (Shanghai) Co., Ltd. (“Youjia Technology”)	An affiliate of Jia Li
Shanghai Youpinsuoer New Energy Technology Co., Ltd. (“Shanghai Youpinsuoer”)	An affiliate of Jia Li
Jia Li	Controlling shareholder, Director and CEO of U Power Limited
Bingyi Zhao	Director and Chief Financial Officer of U Power Limited
Shandong Youyidian Automobile Technology Co., Ltd. (“Shandong Youyidian”)	An affiliate of Jia Li
Youche Jingpin E-commerce (Shanghai) Co., Ltd. (“Youche Jingpin”)	An affiliate of Jia Li
Shanghai Youcang Business Consulting Partnership (Limited Partnership) (“Shanghai Youcang”)	An affiliate of Jia Li
Nanmu (Shanghai) Financial Leasing Co., Ltd(“Nanmu”)	An affiliate of Jia Li
Ke Li	Director of U Power Limited

(a) Amounts due from related parties

	As of December 31, 2024	As of June 30, 2025
	RMB	RMB	US$
		(Unaudited)
Nanmu (Shanghai) Financial Leasing Co., Ltd	20,001	40,002	5,584
Jia Li	583	4,330	604
Ke Li	438	320	45
Shanghai Youcang	100	-	-
Bingyi Zhao	535	413	58
	21,657	45,065	6,291

(b) Amounts due to related parties

	As of December 31, 2024	As of June 30, 2025
	RMB	RMB	US$
		(Unaudited)
Ke Li	3,020	20	3
Jia Li	-	924	129
Bingyi Zhao	219	215	30
UNEX EV	-	1,361	190
	3,239	2,520	352

(c) Related party’s transaction

	For the years ended December 31,
	2024	2025
	RMB	RMB	US$
	(Unaudited)
Loans to Nanmu (Shanghai) Financial Leasing Co., Ltd	-	20,001	2,792
Loans to Jia Li	248	3,747	523
Loans to Ke Li	-	(118)	(16)
Loans to Shanghai Youcang	(11)	(100)	(14)
Loans to Bingyi Zhao	27	-	-
Loans to Bingyi Zhao	-	(122)	(17)
Loans from Ke Li	(4,170)	(3,000)	(419)
Loans from Jia Li	(582)	924	129
Loans from Bingyi Zhao	(382)	(4)	(1)
Loans from UNEX EV	-	1,361	190
Loans from Hangzhou Youyue	(6)	-

17. EMPLOYEE BENEFIT EXPENSES

All eligible employees of the Group are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues these benefits based on certain percentages of the qualified employees’ salaries. The Group recorded employee benefit expenses of RMB1,231 and RMB1,292 (US$180) for the six months ended June 30, 2024 and 2025, respectively.

18. INCOME TAXES

Cayman Islands

The Company is incorporated in the Cayman Islands and conducts its primary business operations through the subsidiaries in the PRC and Hong Kong. Under the current laws of the Cayman Islands, the Cayman Islands levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and the Company is, therefore, not subject to tax on income or capital gains arising in Cayman Islands.

British Virgin Islands

Subsidiaries in British Virgin Islands are not subject to tax on income or capital gains under the current laws of the British Virgin Islands. Additionally, upon payments of dividends by the Company to its shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Subsidiaries in Hong Kong are subject to a two-tiered income tax rate for taxable income earned in Hong Kong. The first 2,000 Hong Kong dollars of profits earned by a company is subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate of 16.5%. No provision for Hong Kong profits tax has been made in the consolidated financial statements, as it has no assessable profit for the six months ended June 30, 2024 and 2025, respectively.

PRC

The Company’s PRC subsidiaries are incorporated in the PRC and subject to the statutory rate of 25% on the taxable income in accordance with the Enterprise Income Tax Law (the “EIT Law”), which was effective since January 1, 2008, except for certain entities eligible for preferential tax rates.

Dividends, interests, rent or royalties payable by the Company’s PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

The EIT Law also provides that enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise.

As of June 30, 2025, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Company is deemed as a PRC tax resident, it will be subject to 25% PRC enterprise income tax under the EIT Law on its worldwide income, meanwhile the dividend it receives from another PRC tax resident company will be exempted from 25% PRC income tax. The Company will continue to monitor changes in the interpretation or guidance of this law.

Loss before income taxes consisted of:

	For the Six Months Ended June 30,
	2024	2025
	RMB	RMB	US$
	(Unaudited)
Non-PRC	(6,113)	(4,143)	(579)
PRC	(20,403)	(22,933)	(3,202)
	(26,516)	(27,076)	(3,781)

The following table presents the composition of income tax expenses for the six months ended June 30, 2024 and 2025:

	For the Six Months Ended June 30,
	2024	2025
	RMB	RMB	US$
	(Unaudited)
Current income tax expense	-	326	46
	-	326	46

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations was as follow:

	For the years ended December 31,	For the Six Months Ended
	2024	June 30, 2025
	RMB	RMB	US$
		(Unaudited)
Loss before provision for income taxes	(56,362)	(27,076)	(3,781)
Income tax benefit computed at an applicable tax rate of 25%	(14,091)	(6,769)	(945)
The effect of different tax rate	659	111	15
Change in valuation allowance	13,432	6,984	975
Income tax expense	-	326	46

Deferred Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets and deferred tax liabilities were as follows:

	As of December 31, 2024	As of June 30, 2025
	RMB	RMB	US$
		(Unaudited)
Deferred tax assets:
Intra-group transaction	45,483	52,467	7,324
Total deferred tax assets	45,483	52,467	7,324
Less: valuation allowance	(45,483)	(52,467)	(7,324)
Deferred tax assets, net	-	-	-

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of the year ended December 31, 2024 and the six months ended June 30, 2025, the Group did not have any significant unrecognized uncertain tax positions.

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its condensed consolidated statements of operations for the periods ended June 30, 2024 and 2025, respectively.

19. RESTRICTED NET ASSETS

Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

In accordance with the Regulations on Enterprises with Foreign Investment of China, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, enterprise expansion fund, and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts, which is included in retained earnings accounts in equity section of the consolidated balance sheets. A wholly foreign owned invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve reaches 50% of its respective registered capital based on the enterprise’s PRC statutory accounts.

Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. If any PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to the Group. Any limitation on the ability of the PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit the ability to grow, make investments or acquisitions that could be beneficial to pay dividends.

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide a statutory common reserve of at least 10% of its annual after-tax profit until such reserve reaches 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. The Group’s provision for the statutory common reserve is in compliance with the aforementioned requirement of the Company Law. A domestic enterprise is also required to provide for discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. For the six months ended June 30, 2024 and 2025, the PRC subsidiaries did not have after-tax profit, and therefore, no statutory reserves were allocated.

Because the Group’s entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and additional paid-in capital of the Group’s entities in the PRC. The aggregate amount of paid-in capital and additional paid-in capital, which is the amount of net assets of the Group’s entities in the PRC (mainland) not available for distribution, were RMB818,712 and RMB 862,978 (US$ 120,467) as of the year ended December 31, 2024 and six months ended June 30, 2025, respectively.

20. LOSS PER SHARE

Basic and diluted earnings per share for the years presented were calculated as follows:

	For the Six Months Ended June 30,
	2024	2025
	RMB	RMB	US$
	(Unaudited)
Numerator:
Net loss	(26,516)	(27,402)	(3,827)
Less: net loss attributable to non-controlling interest	(2,991)	(5,402)	(754)
Net loss attributable to the Company’s ordinary shareholders	(23,525)	(22,000)	(3,073)

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic and diluted earnings per share	3,168,544	3,802,047	3,802,047

Basic and diluted earnings per share:	(7.42)	(5.79)	(0.81)

21. COMMITMENTS AND CONTINGENCIES

Commitments

The assets pledged as collaterals for loans of the Group is discussed in Note 13. BANK BORROWINGS.

The following table sets forth the Group’s contractual obligations as of June 30, 2025:

	Payment due by period
	Total		Less than 1 year	1-3 years	3-5 years	More than 5 years
	RMB	US$
	(Unaudited)
Current portion of long-term borrowing (i)	5,800	810	5,800	-	-	-
Short-term bank borrowing	17,172	2,397	17,172	-	-	-
Operating lease liabilities (ii)	5,974	834	2,282	3,140	552	-
Total	28,946	4,041	25,254	3,140	552	-

(i)	Youxu Zibo’s commitment for long-term bank borrowings as of June 30, 2025 is discussed in Note 13. BANK BORROWINGS.

(ii)	Our commitment for minimum lease payments under the remaining operating leases as of June 30, 2025, is discussed in Note 15. LEASES.

Contingencies

The Group is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Group does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on the Group’s consolidated business, financial position, cash flows or results of operations taken as a whole except the following:

On July 1, 2021, Youpin Automobile Service Group Co., Ltd. (“Youpin”) signed an Investment Contract with the Wuhu High-Tech Industrial Development Zone Management Committee (the “Committee”) for a new energy vehicle industrial cluster project. Youpin set up Wuhu Youxu New Energy Technology Co., Ltd. as the project company, and the Committee agreed to provide financial subsidies. On October 15, 2021, the Committee paid the first-year rental subsidy (RMB 3 million) to the project company. However, because Youpin and the project company failed to meet operational targets, the Committee issued an Administrative Decision on August 29, 2024, demanded youpin to repay the RMB 3 million subsidy.  The Group reckon that the investment contract does not qualify as an administrative agreement, and defendant lacks authority to issue administrative decisions based on it. Youpin Group maintains that its non-compliance with the Investment Contract terms resulted from uncontrollable external factors, specifically the original landlord’s failure to vacate the premises as scheduled coupled with the disruptive effects of the COVID-19 pandemic, both of which constitute force majeure circumstances. As of the reporting date, the court has not yet rendered a final judgment on this case. Accordingly, the Group considers the ultimate outcome of this litigation to be subject to significant uncertainty. Consequently, applying the prudence principle, the company has made a provision for the litigation amount and recorded it as a non-operating expense in its financial statements.

The defendants in this case are Quanzhou Youyi Dianhuan Network Technology Co., Ltd., Youpin Automobile Service (Shandong) Co., Ltd., and Shanghai Youxu New Energy Technology Co., Ltd. The plaintiff, Quanzhou Meibiao Youxin Automobile Sales Service Co., Ltd., filed the following claims: (1) payment of RMB 700,000 for battery costs plus interest on delayed payment (calculated at 1.5 times the LPR from the filing date until full payment); and (2) coverage of all litigation fees by the defendants. The Quanzhou Fengze District People’s Court accepted the case, which was heard on March 22, 2024. On April 10, 2024, both parties conducted additional online cross-examination of supplementary evidence. On July 10, 2024, the court ruled in favor of the plaintiff, ordering Shandong Youpin to pay the battery costs and interest. On July 25, 2024, Shandong Youpin appealed to the Quanzhou Intermediate People’s Court. On November 8, 2024, the Quanzhou Intermediate Court ruled to overturn the original judgment and remand the case to the Quanzhou Fengze District People’s Court for retrial. On July 21, 2025, the Quanzhou Fengze District People’s Court held a retrial hearing, and the judgment is pending.

Liaoning Youguan and Youpin are the defendants in this case, with the Dalian Jinpu New Area Administrative Committee as the plaintiff. The plaintiff and the defendants entered into a cooperative investment agreement concerning new energy vehicles and related industries. The agreement stipulated that the plaintiff would provide financial support funds to the defendants under specific conditions. The plaintiff is now demanding the defendants return the support funds in the amount of RMB 9,887, plus interest of RMB 1,483. The company maintains that it committed no substantive breach of contract in this case, and furthermore, the original investment agreement did not specify the criteria for determining a breach. This case was accepted by the Dalian Arbitration Commission on April 30, 2025. The defendants have subsequently filed an application with the Dalian Intermediate People’s Court to confirm the validity of the arbitration agreement.

Shanghai Youxu and Youxu Nanyang are the defendants in this case, with the plaintiff being Shanghai Jiehuan Intelligent Technology Co., Ltd. The parties had previously entered into a debt-to-equity swap agreement concerning multiple creditor’s rights. The agreement stipulated that the defendants were required to complete the equity transfer by May 31, 2025. Due to the procedural timeline required for the equity transfer, the defendants failed to complete it by the deadline. Consequently, the plaintiff filed a claim demanding the defendants pay the outstanding debt of RMB 5,800. The case had its first court hearing on August 12, 2025, and no judgment has been rendered yet. The parties are currently negotiating the possibility of an out-of-court settlement, with the primary objective still being the transfer of the relevant creditor’s rights.

Youxu Zibo and Youpin Shandong are the defendants in this case, with Shandong Qiying Industrial Investment and Development Co., Ltd. as the plaintiff. The parties entered into a contract in 2022, stipulating that the defendants would lease the plaintiff’s factory building and dormitories by means of equity transfer. In 2025, the plaintiff filed a lawsuit requesting the court to order the defendants to pay RMB 7,608 in rent and RMB 619 in liquidated damages. Pursuant to the contract, the company has not triggered the default clause and is therefore not obligated to pay the rent. The case was heard in court on September 12, 2025, and no judgment has been rendered yet.

Youguan Financial Leasing (China) Co., Ltd. sued Sichuan Maichebang Automobile Sales Co., Ltd., Yuan Mingqin and Yuan Jinsong for rent and liquidated damages of a total of RMB1,949, on January 9, 2024. The case has been accepted by the court. On March 21, 2025, the Zhangdian District People’s Court of Zibo City reopened proceedings for the case. Subsequently, the court issued a judgment on July 21, 2025, ordering the defendant to pay the plaintiff rent and liquidated damages totaling RMB1,378.

Quanzhou Youyi Power Exchange Network Technology Co., Ltd., Youpin SD and SH Youxu were sued by Quanzhou Meibiaoyouxin Automobile Sales Service Co., Ltd. for payment of RMB700 (US$96) and liquidated damages. On July 25, 2024, Shandong Youpin filed an appeal with the Quanzhou Intermediate People’s Court. On November 8, 2024, the Quanzhou Intermediate Court ruled to overturn the original judgment and remand the case to the Quanzhou Fengze District People’s Court for retrial. On July 21, 2025, the Quanzhou Fengze District People’s Court held a retrial hearing, and the judgment is pending.

AHYS, Shanghai Youcang Business Consulting Partnership (Limited Partnership), and Li Jia were sued by Zhuji Huarui Wenhua Equity Investment Partnership (Limited Partnership), Zhuji Huarui Torch Venture Capital Investment Partnership (Limited Partnership) and Zhuji Fuhui Industrial Transformation and Upgrading Investment Fund Partnership (Limited Partnership). The plaintiffs requested the court to order the defendants to jointly pay the investment exit amount of RMB10,000, along with overdue payment penalties (calculated based on RMB10,000 at the prevailing one-year Loan Prime Rate (LPR) of banks, calculated from January 1, 2024, to the actual payment date; and the litigation costs. The parties are currently pursuing an out-of-court settlement structured as a debt-to-equity conversion.

Zibo Hengsong You Car Equity Investment Fund Partnership (Limited Partnership) has sued Youpin SD, AHYS, WFOE and Mr. Jia Li. The plaintiff requests the defendants to repurchase the 13.0435% equity interest in Youpin SD and jointly pay the equity repurchase price of RMB240,000 plus interest (temporarily calculated at RMB78,220). In response, the defendants have filed a counterclaim with the court, requesting that Zibo Hengsong transfer all its equity in Youpin Shandong to AHYS (a entity designated by Li Jia) at the agreed consideration of RMB 0.001, and cooperate in completing the equity change registration procedures. Both the counterclaim and the application to add a third party have been accepted by the court. The case is scheduled for a hearing on September 26, 2025.

Liaoning Youguan and Youpin are the defendants in this case, with the Dalian Jinpu New Area Administrative Committee as the plaintiff. The plaintiff and the defendants entered into a cooperative investment agreement concerning new energy vehicles and related industries. The agreement stipulated that the plaintiff would provide financial support funds to the defendants under specific conditions. The plaintiff is now demanding the defendants return the support funds in the amount of RMB 9,887, plus interest of RMB 1,483. This case was accepted by the Dalian Arbitration Commission on April 30, 2025. The defendants have subsequently filed an application with the Dalian Intermediate People’s Court to confirm the validity of the arbitration agreement.

A contingency provision of RMB 3,000 (US 419) and nil was accounted as of June 30, 2025 and December 31, 2024.

Guarantees

From August 2020 to November 2021, Youguan Financial Leasing provided a total of RMB5,869 (US$827) guarantee to its four customers who entered into two five-year guarantees and two four-year guarantees. As of the date of this annual report, the balance of the guarantees were RMB2,003(US$274).

Other than as shown above, the Group did not have any significant capital and other commitments, long-term obligations, provisions or guarantees as of June 30, 2025.

22. SUBSEQUENT EVENTS

The Group evaluated all events that occurred up to the date of this report and determined that there were no events that would have required adjustment or disclosure in the consolidated financial statements, except the following:

Shanghai Youxu and Youxu Nanyang are the defendants in this case, with the plaintiff being Shanghai Jiehuan Intelligent Technology Co., Ltd. The parties had previously entered into a debt-to-equity swap agreement concerning multiple creditor’s rights. The agreement stipulated that the defendants were required to complete the equity transfer by May 31, 2025. Due to the procedural timeline required for the equity transfer, the defendants failed to complete it by the deadline. Consequently, the plaintiff filed a claim demanding the defendants pay the outstanding debt of RMB 5,800. The case had its first court hearing on August 12, 2025, and no judgment has been rendered yet. The parties are currently negotiating the possibility of an out-of-court settlement, with the primary objective still being the transfer of the relevant creditor’s rights. Based on the assessment by the Company and its external counsel that the plaintiff bears partial fault, the likelihood of the Company being required to repay the judgment is deemed not probable. As a result, the recognition of a liability is not required as the obligation does not meet the recognition criteria.

Xiamen Youxu and Youpin Shandong are the defendants in this case, with Yidong New Energy Technology Co., Ltd. as the plaintiff. The parties entered into a battery lease agreement in July 2022, under which the defendants agreed to lease new energy vehicles provided by the plaintiff. During the performance of the contract, the defendants discovered quality issues with the vehicle batteries supplied by the plaintiff. After multiple rounds of failed negotiations to resolve the issues, the defendants terminated the cooperation. The plaintiff subsequently filed a lawsuit, citing the defendants’ failure to pay rent on time. The case was first heard in court on September 11, 2025, the two parties reached a settlement in court. According to the settlement agreement issued by the court, the defendant is required to pay the outstanding compensation of RMB 892 to the plaintiff within the specified period. Upon receiving the mediation agreement, the company has recorded the relevant amount in other expenses and other payables.

Youxu Zibo and Youpin Shandong are the defendants in this case, with Shandong Qiying Industrial Investment and Development Co., Ltd. as the plaintiff. The parties entered into a contract in 2022, stipulating that the defendants would lease the plaintiff’s factory building and dormitories by means of equity transfer. In 2025, the plaintiff filed a lawsuit requesting the court to order the defendants to pay RMB 7,608 in rent and RMB 619 in liquidated damages. The case was heard in court on September 12, 2025, and no judgment has been rendered yet. Based on the Company’s and external’s judgement, there is no need to recognize a liability.